

OFFERING MEMORANDUM

facilitated by



VEGANHOOD

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	VEGANHOOD
State of Organization	NY
Date of Formation	06/11/2020
Entity Type	Limited Liability Company
Street Address	245 W 135th St, New York NY, 10030
Website Address	https://veganhood.net

(B) Directors and Officers of the Company

Key Person		Lanise Thomas
Position with the Company		
	Title	Co-Founder
	First Year	2020
Other business experience (last three years)		***Veganhood LLC*** June 2020-Present New York, NY Co-Founder/Chef ***Supervisory Responsibilities:*** · Trains and/or oversees training of kitchen staff. · Schedules kitchen staff, assigning roles based on experience and skills. · Supervises work product from kitchen

and back-of-house staff.

· Conducts performance evaluations that are timely and constructive.

· Handles discipline and termination of employees as needed and in accordance with restaurant policy.

Duties/Responsibilities:
· Oversees the operations of the kitchen and back-of-house, ensuring that food is prepared safely, efficiently, and according to specifications or request.

· Ensures kitchen runs in accordance with all applicable health, safety, and hygiene codes and standards.

· Creates and modifies the restaurant's menu based on food trends, food costs, patron requests, and seasonal availability.

· Oversees stocking, ordering, and purchasing of ingredients, ensuring that necessary ingredients are available and as fresh as possible while also minimizing spoilage and waste.

· Maintains and inspects kitchen equipment and utensils, recommending repairs or replacements as needed.

· Maintains kitchen budget.

· Sets prices for food items on the menu.

· Performs other related duties as arise.

YOUNG EXCELLENCE SOCIETY INC.

August 2015-Present New York, NY.

Program Director

·   Oversee the daily operations of the Young Entrepreneurs Success (Y.E.S) Academy Summer Camp and After School program(s);

·   Responsible for program development and enrollment

- Establish external partnerships

- Manage interviews and filing of paper work

- Ensure all employees are in compliance with DOH SACC guidelines

- Conduct both employee and volunteer fingerprints and Statewide Central Registration (SCR) background checks

- Seek program funding

- Proactively developed and solicited partnerships and establish linkage agreements with other companies, city agencies and other community-based organizations (CBOs)

- Partnered with Harlem Children's Zone, Children's Aid Society, Phipps Neighborhood, BronxWorks and Mission Society to solicit young adult interns ages 16-24; providing year-round internships

- Fundraised and solicit sponsorships and in-kind donations for special events and youth programs

- Co-Coordinated the organization's annual fundraisers including the Benefit Concert and "Shop Indie 4 A Cause" NYC Fashion Week Trunk Show(s)

- Prepared letters of Acknowledgement to individual donors and corporate sponsors

- Managed the HR onboarding process for New Hires through the YES academy After School and Summer camp Program cycle(s)

- Facilitated New Hire and incoming intern orientations

- Posted job descriptions of After School Line positions and internships through Indeed, City Limits and NYC Service

- Conducted both employee

fingerprints and Statewide Central Registration (SCR) background checks

·   Managed Internship Program for fall, spring and summer cycles

·   Recruited and trained employees and volunteers

·   Ran and processed employee bi-weekly payroll (outsourced through Paychex) in an accurate timely manner

·   Assisted in managing the organization's General Liability and Workers Compensation insurances student attendance using Microsoft Excel

·   Provided academic support in subjects such as Math and English to middle school students

·   Prepped students for their upcoming New York City-wide and Regency exams

·   Assisted with coordinating daily recreational activities in both areas of sports and performing arts

·   Monitored attendance and student body movement; and helped maintain/increase student retention rates

Key Person	Janine Smalls
Position with the Company Title First Year	Co-Founder / Chef 2020
Other business experience (last three years)	***Veganhood LLC*** June 2020-Present New York, NY Co-Founder/Chef ***Supervisory Responsibilities:*** · Trains and/or oversees training of kitchen staff. · Schedules kitchen staff, assigning roles

based on experience and skills.

· Supervises work product from kitchen and back-of-house staff.

· Conducts performance evaluations that are timely and constructive.

· Handles discipline and termination of employees as needed and in accordance with restaurant policy.

Duties/Responsibilities:
· Oversees the operations of the kitchen and back-of-house, ensuring that food is prepared safely, efficiently, and according to specifications or request.

· Ensures kitchen runs in accordance with all applicable health, safety, and hygiene codes and standards.

· Creates and modifies the restaurant's menu based on food trends, food costs, patron requests, and seasonal availability.

· Oversees stocking, ordering, and purchasing of ingredients, ensuring that necessary ingredients are available and as fresh as possible while also minimizing spoilage and waste.

· Maintains and inspects kitchen equipment and utensils, recommending repairs or replacements as needed.

· Maintains kitchen budget.

· Sets prices for food items on the menu.

· Performs other related duties as arise.

YOUNG EXCELLENCE SOCIETY INC.

August 2015-Present New York, NY.

Program Director -Site 2

·   Oversee the daily operations of the Young Entrepreneurs Success (Y.E.S) Academy Summer Camp and After School program(s);

	· Responsible for program development and enrollment
	· Establish external partnerships
	· Manage interviews and filing of paper work
	· Ensure all employees are in compliance with DOH SACC guidelines
	· Conduct both employee and volunteer fingerprints and Statewide Central Registration (SCR) background checks
	· Seek program funding

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Lanise Thomas	50%
Janine Smalls	50%

(D) The Company's Business and Business Plan

Let the people talk!

We have 5.0 star reviews across several platforms such as Google, Yelp, and Happy Cow. Customers new and old come from near and far to get a taste of VeganHood.

Veganized, Not Compromised

VeganHood gives our customers the opportunity to make healthy food options with our 100% plant-based meals that are veganized, but not compromised, because all of our meals are traditionally tasty. We offer:

- Intentionally prepared meals that give customers a sense of familiarity and nostalgia with our herbs, spices, and sauces that are derived from Caribbean and American soul food cuisines.
- Creative, fun, and memorable recipes, with names inspired by terms and places used in "the hood" such as, Ayo Gyro and What's Good Smothered Chix'n, Bedstuy Shrimp Fry, and St. Nick Chix.
- Taste and flavors irresistible to both vegans and non-vegans alike.

Intended Use of Funds

VeganHood's plans will expand into a dine-in restaurant with a full bar in the affluent Striver's

Row area of Harlem. The specs:

- First and only 100% plant-based restaurant in Harlem that can seat 34 persons for dine-in , 7-8 persons for bar area, and 10-15 persons for outdoor seating.
- Able to comfortably seat over 9,000 customers monthly for lunch, dinner, desert, and/or just for a drink and appetizers at the bar.
- Full menu with the addition of fresh oven made pizza.
- Donations (in-kind and/or monetary) to local charitable organizations.
- Local and national distribution of our herbs, seasonings, sauces, and foods.

Our Mission

To become the first 100% plant-based restaurant and bar in Harlem giving customers healthy food options, a fun and safe place to dine and socialize without compromising their health or the taste of their food while also providing locals an employment opportunity in a safe, fun, and educational learning environment.

The Team

Lanise & Janine, Owners

Wives, Moms, Entrepreneurs, Lanise and Janine are Co-founders of Young Excellence Society a 501c3 not-profit organization based in Harlem, NYC, which focus on youth programs and services. COVID 19 forced Lanise and Janine to jump into action, when they were faced with having to close their program doors. Laying off their staff and displacing their youth was not an option. Lanise and Janine resorted to previous work experiences and their lifestyles as vegans. VeganHood was birthed to save the programs and keep the door open, all monies made went to the non-profit. VeganHood was also birthed to save the lives of individuals who lived in their neighborhood by providing an 100% plant-based food option, healthy teas, and seamoss, to help build up the immune systems of the people in their community. Lanise and Janine were also tired of experiencing great losses in their neighborhood due to COVID 19.

Both with backgrounds in catering and fast-food services, certifications and trainings in food handling, in addition, to their passion to serve their community, it made it easy for Lanise and Janine to grow VeganHood into a tasty plant-base restaurant for a good cause.

100% Plant Based, For a Cause!

Lanise Herman-Thomas and Janine Smalls-Gueye have been building community gathering spaces their whole lives. As co-founders of Young Excellence Society Inc. (YES, Inc.), a non-profit and youth center specializing in programs and services for youths in Harlem, NYC, the pair have over a combined 11+ years working with over 400 inner-city at-risk youth.

In the midst of New York City's shutdown during June of 2020, Lanise and Janine were faced with the closure of their youth center due to COVID and had begun making sea moss and tea's that would help the immune system combat the virus while cooking 100% plant-based meals and deserts as a healthy food alternative. It was then they realized an opportunity to keep their center open by turning their love of vegan food into a business and the idea for VeganHood was born.

Serving nearly 200 people a week on a to-go and delivery only model from the kitchen of YES, Inc., Veganhood made over six figures in less than 5 months and have since outgrown their home. With the initial mission to bridge the gap between inner-city neighborhoods and veganism forming solid foundations, they've decided to pivot into brick and mortar.

Welcome to the VeganHood Crew

VeganHood is extremely thankful for all the support and love. We know when the community sticks together nothing is impossible and we need your help! We will continue to make great tasting food and change the lives of people in the hood, one plant-based meal at a time.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$45,000
Offering Deadline	January 28, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$75,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction, Equipment, Decor	$27,300	$45,000
Working Capital	$15,000	$25,500
Mainvest Compensation	$2,700	$4,500
TOTAL	$45,000	$75,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.3 - 2.2%[2]
Payment Deadline	2028-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.08%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.3% and a maximum rate of 2.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$45,000	1.3%
$52,500	1.5%
$60,000	1.8%
$67,500	2.0%
$75,000	2.2%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Lanise Thomas	50%
Janine Smalls	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by First Time Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "First Time Users" means a user of Mainvest.com who became a user only after the Offering was publicly listed on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

VeganHood forecasts the following milestones:

- Secure lease in New York, NY by November, 2021.

- Hire for the following positions byJanuary, 2022: Seating Hostess, Floor Manager, Cashier

- Achieve $1,23296.00 revenue per year by 2023.

- Achieve $509,427.00profit per year by 2023.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the VeganHood's fundraising. However, VeganHood may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,232,968	$1,356,264	$1,451,202	$1,523,762	$1,569,474
Cost of Goods Sold	$332,002	$365,201	$390,764	$410,302	$422,610
Gross Profit	$900,966	$991,063	$1,060,438	$1,113,460	$1,146,864
EXPENSES					
Rent	$60,000	$61,500	$63,037	$64,612	$66,227
Utilities	$19,000	$19,475	$19,961	$20,460	$20,971
Salaries	$192,539	$211,792	$226,617	$237,947	$245,085
Insurance	$20,000	$20,500	$21,012	$21,537	$22,075
Repairs & Maintenance	$20,000	$20,500	$21,012	$21,537	$22,075
Legal & Professional Fees	$25,000	$25,625	$26,265	$26,921	$27,594
Donation	$50,000	$51,250	$52,531	$53,844	$55,190
Marketing	$5,000	$0	$0	$0	$0
Operating Profit	$509,427	$580,421	$630,003	$666,602	$687,647

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$107,318.00
Cost of Goods Sold	$0	$18,550.00
Taxes Paid	$0	$980.00
Net Income	$0	$4,666.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V